Soraban

Technology Software B2B Saas Y Combinator

We provide financial due diligence & assurance service fast & affordable

SORABAN.COM TEMPE ARIZONA





Many of my friends and families are accountants/CPAs, and they all despise working in their industry due to the amount of manual-entry work, following up, and explaining they need to do to work with their clients. With a few months of research, quickly realized how much of their painful work can be automated.

Enoch Ko Founder/CEO @ Soraban

Why you may want to support us...

1. Wefunder is a client.
2. $20k investment from XX Team & $15k Grant from Y Combinator.
3. 2 technical founding members (brothers) with backgrounds in building accounting products.
4. Recently launched & generated revenue.
5. Onboarded two independent CPAs and a tax attorney.
6. Revenue in July is over $7,000 from less than $2,000 in June.

Why investors ❤ us

WE'VE RAISED $20,000 SINCE OUR FOUNDING



As every investor knows, its a challenge to get consistent and helpful updates from their companies. Founders want to provide these updates, but there is no convenient and streamlined process to help. This is precisely where Soraban comes in! Enoch and his team have developed a software platform that not only helps companies manage their books, but also automates updates to key stakeholders like investors, debt holders, and partners. Through their analytics and templates, Founders can easily automate financial updates, so insightful and regular information is always given on time. With more than $120B invested through venture capital last year alone, Soraban is poised

... *read more*

Colin Barceloux Founder - BookRenter.com & Techmate

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Enoch Ko

Founder/CEO

Helped startups build products. Worked with several enterprise companies to rewrite SaaS products and scale their internal software. BS in computer science.



Jaemin Ko

Founding Engineer

Worked on various accounting products. Built a machine learning model that collects and analyzes users' books to automatically categorizes & document transactions over time. BS in Mathematics.



Jun Wang

CPA, CPF, Advisor

Worked with SMBs and high net worth individuals for over 20 years of experience in accounting in various fields. Previously worked with two of Big Four accounting firms.

We want to reinvent how financial due diligence is delivered today.

Due to COVID-19, many small businesses and startups are struggling to operate due to national business restrictions and lower sales. In order to obtain funding, loan, or sell a business, often these business owners need to go through financial due diligence like an audit or CPA-reviewed financial statements. This financial due diligence market hasn't seen much innovation in decades and still is very costly and can take a long time because it requires a lot of manual work from the expensive CPAs. This is where Soraban comes in.

To start, our software makes financial statement review services cheaper, efficient, and transparent.

On average, it costs about $5,000 to review financial statements (per year), and several weeks to a few months by an independent CPA. For a full audit, it costs at least $15,000 to do a full-audit and usually takes from a month to several months.

Much of the financial statement review and audit consists of pulling data from various company documents, financial statements, bank statements, and HR platforms, which are currently done manually by expensive accountants. We're looking to automatically pull these data from financial/HR APIs like Carta, Quickbooks, Stripe, Gusto then ask additional questions through the web and mobile interface to obtain clarifications & documentation quickly. Finally, we can pass it over to one of our trusted CPAs to do the final review.

Massive, Lucrative Market

Describe how archaic it is

Beachhead Opportunity: Equity Crowdfunding

1. The crowdfunding market is new and growing fast. A few months ago, SEC proposed to increase the annual limit of Reg CF (equity crowdfunding) as well as the amount unaccredited investors can invest in startups so we expect more and more startups will raise money through crowdfunding platforms. There will be a surge in demand for CPA-reviewed financials since it's one of the requirements to raise capital through Reg CF.

2. Fintech APIs are becoming more available; Stripe, Paypal/Braintree, Quickbooks, Plaid, Synapse, Carta, Gusto, etc are making it much easier to standardize and aggregate data.

3. Much of the work accountants' years are spent just reading, entering numbers, copying and pasting, scanning documents for numbers, trudging through PDFs, and requesting clients for the right files again and again due to the knowledge gap between clients and the accountants.

4. Automation, AI, blockchain technology in the accounting and audit industry is rapidly becoming an important topic as more and more accountants are becoming more familiar with the rise of new technologies & software. With this, many talented professionals are ready to help out/be part of startups that will make their lives easier.

Currently, CPA reviewed financial statements are required to raise money for most equity crowdfunding. The equity crowdfunding market is expected to continuously grow as SEC recently made equity crowdfunding much more attractive by increasing the ceiling of the limit as well as how much can be invested by unaccredited investors.


Total Capital Raised through Regulation CF


Millions
$1,000
$750
$500
$250
$-
2017
2018
2019
2020
2021
2022
2023
2024

This graph contains forward-looking projections that cannot be guaranteed.

Team

Image of the team here.

We just launched, generated revenue, and received a grant from Y Combinator & investment from XX.

1. Launched recently to double down our target customer several weeks ago from a broad SMB market to help crowdfunded startups. Built out our MVP (minimal viable product) within 10 days.

2. Started working with Wefunder to streamline preparing reviewed financials for companies that are looking to raise money through their platform. We already started and generated revenue, and we hope to scale up to about 40 reviews per month ($100k + /month) in the short term. *(Please note that these projections are forward-looking are not guaranteed).*

3. Recently received a $15,000 non-dilutive grant from Y Combinator and an investment from XX.

Business Model

What's next

In the short-term, we're looking to rapidly increase our workload to support companies that are looking to raise money through equity crowdfunding on Wefunder. We will continue to build the necessary technology that enables us to provide the financial statement review service faster & more affordable so we can also work with other equity crowdfunding platforms.

Mid-term, we're looking to extend our automation & service to better serve outside of Reg CF, to outside investors, bankers, lenders, brokers, and granters that require financial due diligence from the companies they work with.

Long-term, we want to tap into various fields in the accounting industry like audit as well as tax preparation by focusing on building the technology that helps with data extraction and standardization.

Join us!

Our mission is to make accounting services like financial statement review fast and affordable by helping accountants to focus on higher-value work rather than manual data entry work.

Investor Q&A

— COLLAPSE ALL

What does your company do?

We make financial due diligence fast & affordable.

Where will your company be in 5 years?

Next 5 years, we want to be a big player in financial due diligence. Our aim is to form a new line of assurance service that is much more affordable compared to an audit but just as effective. By starting with doing financial reviews for the rapidly growing market like equity crowdfunding, we plan to wedge into this massive, and lucrative market. We think that the best way to do that is by helping accountants to do their work that is more value-focused rather than manual, error-prone work.

Why did you choose this idea?

Many of my friends and families are accountants/CPAs, and they all despise working in their industry due to the amount of manual-entry work, following up, and explaining they need to do to work with their clients. With a few months of research, quickly realized how much of their painful work can be automated.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We are looking to start by focusing on
1. The crowdfunding market is growing every year & regulations are changing fast. A few months ago, SEC proposed to increase the annual limit of Reg CF as well as the amount unaccredited investors can invest in startups so we expect more and more startups will raise money through crowdfunding platforms.
2. Fintech APIs are becoming more available; Stripe, Paypal/Braintree, Quickbooks, Plaid, Synapse, Carta are making it easier to automate financial review.
3. Automation, AI, blockchain technology in the accounting/audit industry is becoming an important topic as more CPAs become more familiar with new technologies. With this, many talented professionals are ready to help out/be part of startups that will make their lives easier.

How far along are you? What's your biggest obstacle?

- Starting this month, we're helping Wefunder to streamline financial review, which is a requirement for startups that are looking to raise funds through crowdfunding platforms.
- We're now ramen-profitable and expected to bring in about $6,000 in revenue for July.
- $25k in revenue since mid-2019.
- Onboarded two independent CPAs, and a tax attorney who can help with some operations, regulations, review work while our team focuses on automating review work.
- We've built a client communication tool, integrations with banks, Quickbooks, and Stripe, and a pricing/work estimator so we can quickly build a financial statement that can be reviewed by CPAs.

Who competes with you? What do you understand that they don't?

1. For small traditional firms, the financial review takes 3-6 weeks and on average (much longer for audits), costs well over $5k per year to do the review. Using technology, we want to help with assurance services more accessible for businesses & easier for traditional firms and accountants.
2. Bigger firms like big four charge much higher prices and it's out-of-reach for most businesses, and they are mainly focused on the enterprise. They also have much lower risk tolerance so they will take a long time to innovate.

How will you make money?

Short-term, we'll charge $3 ~ 5k for financial reviews. We're looking to first serve businesses from Wefunder (~40/month and growing) and then work with other crowdfunding platforms. Then, we want to work with outside investors, brokers, lenders, granters, and creditors that require reviewed financials from businesses.

Long-term, we want to expand into building better tools

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Things that have to go right for us to be successful are:
1. Generating enough margin through technology & automation.
2. Managing expectations with clients & quality control with the independent CPAs.
3. Attracting the right talents, strategy, operations, and staying on top of the regulation changes.

Why are you the right team to do this?

Enoch previously built a small tech-enabled accounting firm where he spent more than a year building an automated bookkeeping software & assisting small businesses with bookkeeping, taxes, and recently helping many with obtaining PPP loans, as well as SBA's EIDL program through his family/friend network of CPAs. He's also helped several startups with building their product from a mobile app for freight startup, to a complex web application for security startup. He's also helped out enterprise companies (security, solar, and aerospace & defense) rebuilding their product from scratch as well as scaling their internal web apps.

Jaemin received his BS in Mathematics but found his passion for software development. Within a short few months, he became proficient in full-stack web development, as well as applying machine learning algorithms in the web products. Jaemin and I are also brothers, and we worked on various projects together from class projects to full. We recently decided to start working together (He joined a few months ago full-time).

Jun Wang, CPA, CPF has previously worked with two of the Big Four accounting firms and has over 20 years of experience serving business owners from preparing tax returns to reviewing financial statements. He has been working closely with us since the beginning of this year and also serves as our trusted advisor. He would be helping us out with interviews, as well as our work with reviewing financial statements along with other independent CPAs that we work with.